Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change
June 22, 2006

Item 3  News Release

A press release was issued on June 22, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On June 22, 2006, the Company announced that it has postponed its Annual Meeting of shareholders to August 4, 2006. The meeting, which was originally scheduled for June 27, 2006, has been postponed to enable shareholders to concurrently vote on the acquisition proposal announced in the Company's news release dated June 9, 2006, as well as the election of Directors and appointment of Auditors. The Annual Meeting will now be held at 2:00 PM (Toronto Time) on August 4, 2006 in Room 105 of the Metro Toronto Convention Centre North Building, located at 255 Front Street West in the city of Toronto, Ontario. The Special Meeting of Shareholders to consider the acquisition proposal will be held at 2:30 PM (Toronto Time) on August 4, 2006, also Room 105 of the Metro Toronto Convention Center North Building.

On June 9, 2006, the Company announced that an agreement to be acquired by Georgia Gulf Corporation for $C13.00 in cash was being recommended by Directors, pending approval by the Company's shareholders. A proxy circular pertaining to the acquisition proposal is expected to be mailed to shareholders during the week of July 10th. Once mailed, the proxy circular will be available on the Canadian SEDAR website at www.sedar.com. All shareholders are encouraged to read the proxy circular.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

June 26, 2006

SCHEDULE “A”

Royal Group delays Annual Meeting of Shareholders
To enable acquisition proposal, election of Board and appointment of
Auditors to be considered consecutively on same day

TORONTO, June 22 /CNW/ - Royal Group Technologies Limited (RYG - TSX; NYSE) today announced that it has postponed its Annual Meeting of shareholders to August 4, 2006. The meeting, which was originally scheduled for June 27, 2006, has been postponed to enable shareholders to concurrently vote on the acquisition proposal announced in the Company's news release dated June 9, 2006, as well as the election of Directors and appointment of Auditors. The Annual Meeting will now be held at 2:00 PM (Toronto Time) on August 4, 2006 in Room 105 of the Metro Toronto Convention Centre North Building, located at 255 Front Street West in the city of Toronto, Ontario. The Special Meeting of Shareholders to consider the acquisition proposal will be held at 2:30 PM (Toronto Time) on August 4, 2006, also Room 105 of the Metro Toronto Convention Center North Building.

On June 9, 2006, Royal Group announced that an agreement to be acquired by Georgia Gulf Corporation for $C13.00 in cash was being recommended by Directors, pending approval by Royal Group's shareholders. A proxy circular pertaining to the acquisition proposal is expected to be mailed to shareholders during the week of July 10th. Once mailed, the proxy circular will be available on the Canadian SEDAR website at www.sedar.com. All shareholders are encouraged to read the proxy circular.

Royal Group Technologies is a leading producer of innovative, attractive, durable, and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The Company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries, and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC, and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal Group's outstanding debt and current debt ratings; Royal Group's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal Group's credit facilities; changes in Royal Group's product mix; the growth rate of the markets into which Royal Group's products are sold; market acceptance and demand for Royal Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of June 22, 2006 and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701